Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
ZoomInfo Technologies Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-238917) and on Form S-1 (No. 333-250905) of ZoomInfo Technologies Inc. of our report dated February 26, 2021, with respect to the consolidated balance sheets of ZoomInfo Technologies Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of ZoomInfo Technologies, Inc.

Our report contains an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Portland, Oregon
February 26, 2021